245 Summer Street

Fidelity® Investments

Boston, MA 02210

June 17, 2024

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Aberdeen Street Trust (the trust): File Nos. 033-43529 and 811-06440

Fidelity Freedom Index 2010 Fund

Fidelity Freedom Index 2015 Fund

Fidelity Freedom Index 2020 Fund

Fidelity Freedom Index 2025 Fund

Fidelity Freedom Index 2030 Fund

Fidelity Freedom Index 2035 Fund

Fidelity Freedom Index 2040 Fund

Fidelity Freedom Index 2045 Fund

Fidelity Freedom Index 2050 Fund

Fidelity Freedom Index 2055 Fund

Fidelity Freedom Index 2060 Fund

Fidelity Freedom Index 2065 Fund

Fidelity Freedom Index 2070 Fund

Fidelity Freedom Index Income Fund (the fund(s))

Post-Effective Amendment No. 163

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 163 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Premier II Class for Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom Index 2055 Fund, Fidelity Freedom Index 2060 Fund, Fidelity Freedom Index 2065 Fund, Fidelity Freedom Index 2070 Fund, and Fidelity Freedom Index Income Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of August 16, 2024.  We request your comments by August 1, 2024.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller Renée Fuller Shareholder Reporting